THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THE FARM PROJECT, PBC
a Delaware public benefit corporation
SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME]] (the "**Investor**") of [$[AMOUNT]] (the "**Purchase Amount**") on or about [EFFECTIVE]DATE] (the "**Effective Date**"), The Farm Project, PBC, a Delaware public benefit corporation (the "**Company**"), hereby issues to the Investor (i) the right to certain shares of the Company's Capital Stock, subject to the terms set forth below, and (ii) provided the Purchase Amount is at least $500,000.00, a Warrant to purchase certain shares of the Company's Capital Stock in the form attached hereto as Exhibit A (the "**Warrant**").[1]

The "**Valuation Cap**" is One Hundred Million ($100,000,000.00).

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. Events

(a) **Equity Financing.** If there is an Equity Financing before the termination of this instrument, on the initial closing of such Equity Financing, this Safe will automatically convert into that number of shares of Safe Preferred Stock that is equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock pursuant to this Section 1(a):

(i) the Investor will execute and deliver to the Company all

[1] The Warrant Amount is determined as follows: The Purchase Amount multiplied by five percent (5%) for each $250,000.00 increment, up to a maximum of forty percent (40%). By way of example, in the event the Purchase Amount of a SAFE is $1,000,000.00, the Warrant Amount would be $200,000.00 (i.e. $1,000,000.00 * 0.20), in the event the Purchase Amount of a SAFE is $2,000,000, the Warrant Amount would be $800,000.00 (i.e. $2,000,000 * 0.40), and, in the event the Purchase Amount of a SAFE is $2,250,000, the Warrant Amount would be $900,000 (i.e. $2,250,000 * 0.40). For the avoidance of doubt, no Warrant shall be issued in the event the Purchase Amount is less than $500,000.00. The Warrant will be handled outside the Portal and not facilitated through the Investor (an entity).

transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) the Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to two times (2x) the Purchase Amount (the "**Cash Liquidation Preference**"), subject to the following paragraph, or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the Cash Liquidation Preference. The Investor will be allowed up to five (5) business days between being notified of the Liquidity Event and notifying the Company about their decision with respect to the two aforementioned options.

In connection with Section (b)(i), the Cash Liquidation Preference will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough Proceeds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Proceeds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Cash Liquidation Preference, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Cash Liquidation Preference divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Cash Liquidation Preference payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Cash Liquidation Preference divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the Proceeds of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the Proceeds available for distribution to the Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire Proceeds will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any non-affiliated "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d- 3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: **(1)** all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, (C) convertible promissory notes, and (D) Subsequent Convertible Securities; **and (2)** all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the applicable Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such

service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed pre-money valuation with an aggregate sales price of greater than $4,000,000 (excluding all other outstanding convertible notes, Safes and all Subsequent Convertible Securities).

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; (iv) convertible promissory notes; and (v) Subsequent Convertible Securities.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by

the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a non-assignable right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing** but prior to twelve months following the Equity Financing, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on (1) the ratio of the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total

number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Subsequent Convertible Securities**" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities.

3. ***"MFN" Amendment Provision***. If the Company issues any Subsequent Convertible Securities with terms more favorable than those of this Safe (including, without limitation, with respect to the valuation cap, discount, and/or warrant coverage) prior to the date that is six (6) months following the date of this Safe, the Company will promptly provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities (the "**MFN Notice**") and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing within 10 business days of the receipt of the MFN Notice (the "**Investor Notice**"). Promptly after receipt of such Investor Notice, the Company agrees to amend and restate this instrument and, if applicable, the Warrant, to be identical to the instrument(s) evidencing the Subsequent Convertible Securities. In the event the Investor fails to deliver such Investor Notice, the terms of this Safe and, if applicable, the Warrant shall remain in full force and effect, and no amendment shall be processed.

4. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1 and pursuant to the Warrant.

5. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Pre-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full

force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

THE FARM PROJECT, PBC
a Delaware public benefit corporation

By: *Founder Signature*
Jacob Pechenik, CEO

INVESTOR

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT A

WARRANT

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

Issued: ________________

WARRANT TO PURCHASE SHARES
of
THE FARM PROJECT, PBC

THIS CERTIFIES THAT, for value received, ________________ (the "**Holder**"), is entitled, subject to the terms and conditions set forth herein, to purchase from The Farm Project, PBC, a Delaware public benefit corporation (the "**Company**"), the Shares (as defined below), in the amounts, at such times and at the price per share set forth herein. The term "**Warrant**" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein. This Warrant is being issued in connection with that certain Simple Agreement for Future Equity purchased by Holder on the date hereof in the Purchase Amount of $500,000.00 (the "**SAFE**"). Capitalized terms used but not defined herein shall have the meaning set forth in the SAFE.

1. Purchase of Shares. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to that number of fully paid and nonassessable shares of the Company's Safe Preferred Stock that is equal to: (x) the Warrant Amount (as defined below), divided by (y) the per share price of the Standard Preferred Stock sold in the Equity Financing (as adjusted pursuant to Section 11 hereof, the "**Shares**"); *provided, however,* that if no Equity Financing occurs prior to the date that is two (2) years following the Issued Date, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company, in lieu of the Shares, up to that number of fully paid and nonassessable shares of the Company's most senior preferred stock that is equal to: (x) the Warrant Amount (as defined below), divided by (y) [____________][2]. The term "**Warrant Amount**" is $50,000.00.

2. Definitions.

(a) Affiliate. The term "**Affiliate**" shall mean with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including, without limitation, any general partner, managing member, officer or director of such person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such person.

[2] NTD: The price per share paid by investors for the most senior preferred stock.

(b) Board of Directors. The term "**Board of Directors**" means the Company's Board of Directors, as constituted from time to time.

(c) Business Day. The term "**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required to close.

(d) Capital Stock. The term "**Capital Stock**" shall have the meaning given in the SAFE.

(e) Certificate. The term "**Certificate of Incorporation**" shall mean the Company's Certificate of Incorporation, as amended and in effect from time to time.

(f) Change of Control. The term "**Change of Control**" shall have the meaning given in the SAFE.

(g) Company Capitalization. The term "**Company Capitalization**" shall have the meaning given in the SAFE.

(h) Equity Financing. The term "**Equity Financing**" shall have the meaning given in the SAFE.

(i) IPO. "**IPO**" shall mean the Company's first underwritten public offering of its Common Stock under the Securities Act.

(j) Issue Date. "**Issue Date**" shall mean the date this Warrant is originally Issued.

(k) Safe Price. The term "**Safe Price**" shall have the meaning given in the SAFE.

(l) Securities Act. "**Securities Act**" shall mean the Securities Act of 1933, as Amended.

3. Exercise Price and Period.

(a) Exercise Price. The exercise price per Share (the "**Exercise Price**") shall be equal to the lower of (x) the per share price of the Standard Preferred Stock sold in the Equity Financing, and (y) the Safe Price; *provided, however,* that if no Equity Financing occurs prior to the date that is two (2) years following the Issued Date and the Holder elects to exercise this Warrant for shares of the Company's most senior preferred stock, the Exercise Price for the Company's most senior preferred stock shall be equal to [____________][3].

(b) Exercise Period. Subject to the terms and conditions hereof, this Warrant shall be exercisable, in whole or in part, during the term (the "**Exercise Period**") commencing on

[3] NTD: The price per share paid by investor for the most senior preferred stock.

the earlier of (i) the closing of the Equity Financing, and (ii) the date that is two (2) years following the Issued Date (with respect to an election by the Holder to exercise this Warrant for shares of the Company's most senior preferred stock in accordance with Section 1), and ending on the expiration of this Warrant pursuant to Section 19 hereof.

(c) Shares. For purposes of Sections 4-25 of this Warrant, references to "Shares" shall mean the Shares or, if elected by Holder pursuant to Section 1, the Company's most senior preferred stock, as the case may be.

4. Method of Exercise. While this Warrant remains outstanding and exercisable, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby, subject to the provisions set forth in Section 3. Such exercise shall be effected by (i) the surrender of this Warrant, together with a notice of exercise, in substantially the form attached as Exhibit A, to the Secretary of the Company at its principal offices and (ii) the payment to the Company of the aggregate Exercise Price for the number of Shares being purchased.

5. Net Exercise. In lieu of cash exercising this Warrant, the Holder may elect to receive Shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant to the Company together with notice of such election, in which event the Company shall issue to the Holder hereof a number of Shares computed using the following formula:

$$X = \frac{Y(A - B)}{A}$$

Where

X = The number of Shares to be issued to the Holder.
Y = The number of Shares purchasable under this Warrant.
A = The fair market value of one Share (as determined below).
B = The Exercise Price (as adjusted to the date of such calculations).

For purposes of this Section 5, the fair market value of one Share on the date of calculation shall mean:

(a) if the exercise is in connection with the Company's IPO, and if the Company's registration statement relating to the IPO has been declared effective by the Securities and Exchange Commission, then the fair market value of one Share shall be an amount equal to the initial "Price to Public" specified in the final prospectus with respect to the IPO; or

(b) if (a) is not applicable, the fair market value of one Share shall be as determined in good faith by the Board of Directors (such determination to be final and binding).

6. Automatic Exercise. Notwithstanding anything contained herein to the contrary, if the Holder has not elected to exercise this Warrant prior to the expiration of this Warrant, then (a) this Warrant shall automatically (without any act on the part of the Holder) be exercised pursuant to Section 5 effective immediately prior to the expiration of the Warrant to the extent such net

issue exercise would result in the issuance of Shares, and (b) the Holder shall be deemed to have elected such exercise. If this Warrant is automatically exercised pursuant to this Section 6, the Company shall notify the Holder in writing of the automatic exercise as soon as reasonably practicable, which notice shall include the number of Shares (or such other securities) issued upon such exercise, and the Holder shall surrender the Warrant to the Company (including surrender via email notification, although surrender of the Warrant may be waived by the Company in its sole discretion).

7. Notification of Certain Events. Prior to the expiration of this Warrant pursuant to Section 19, in the event that the Company shall authorize:

(a) the issuance of any dividend or other distribution on the capital stock of the Company (other than (i) dividends or distributions otherwise provided for in Section 11, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase; or (iii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal or first offer contained in agreements providing for such rights; or

(b) the voluntary liquidation, dissolution or winding up of the Company.

The Company shall send to the Holder of this Warrant at least ten (10) days prior written notice of the date on which a record shall be taken for any such dividend or distribution specified in clause (a) or the expected effective date of any such other event specified in clause (b), as applicable. The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent of the Holder of this Warrant.

8. Certificates for Shares. As soon as practicable upon the exercise of this Warrant, (a) the Company shall issue the Holder a certificate for the number of Shares so purchased and, if such exercise is in part, a new warrant (dated the date hereof) of like tenor representing the remaining number of Shares purchasable under this Warrant; and (b) the Holder shall deliver to the Company a counterpart signature page to any stockholders agreement, including any investors' rights agreement, right of first refusal and co-sale agreement, or voting agreement applicable to the Shares (as a class) as to which the Company is then a party.

9. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form, substance and amount to the Company or, in the case of mutilation, on surrender of this Warrant to the Company for cancellation, the Company shall, within a reasonable time, execute and deliver to the Holder, in lieu of this Warrant, a new warrant of like tenor and amount.

10. Issuance of Shares. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

11. Adjustment of Exercise Price and Number of Shares. The number of and kind of

securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions and Combinations. If the Company shall at any time during the Exercise Period, subdivide or combine the Shares, by stock split or otherwise, the number of Shares issuable on the exercise of this Warrant shall be proportionately increased in the case of a subdivision, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 11(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the capital stock of the Company (other than a Change of Control provided for in Section 12 below, or as a result of a subdivision or combination provided for in Section 11(a) above), then the Company shall make appropriate provision so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of Shares as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price per share payable hereunder, provided the aggregate Exercise Price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made pursuant to this Section 11, the Company shall promptly notify the Holder of such event and of the number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

12. Treatment of Warrant Upon a Change of Control.

(a) In the event of a Change of Control in which the consideration to be received by the Company's stockholders consists solely of cash, solely of Marketable Securities (as defined below) or a combination of cash and Marketable Securities (a "**Cash/Public Acquisition**"), either (i) the Holder shall exercise this Warrant pursuant to the terms hereof (including pursuant to Section 6 above) and such exercise will be deemed effective immediately prior to and contingent upon the consummation of such Change of Control or (ii) if the Holder elects not to exercise the Warrant, this Warrant will expire immediately prior to the consummation of such Change of Control. The Company shall provide the Holder with written notice of its request relating to the Cash/Public Acquisition (together with such reasonable information as the Holder may reasonably require regarding the treatment of this Warrant in connection with such contemplated Cash/Public Acquisition giving rise to such notice), which is to be delivered to the Holder at least seven (7) Business Days prior to the closing of the proposed Cash/Public Acquisition.

(b) Upon the closing of any Change of Control other than a Cash/Public

Acquisition defined above, the acquiring, surviving or successor entity shall assume the obligations of this Warrant, and this Warrant shall thereafter be exercisable for the same securities and/or other property as would have been paid for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on and as of the closing of such Change of Control, subject to further adjustment from time to time in accordance with the provisions of this Warrant.

(c) As used in this Warrant, "**Marketable Securities**" means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and is then current in its filing of all required reports and other information under the Securities Act and the Exchange Act; (ii) the class and series of shares or other security of the issuer that would be received by Holder in connection with the Change of Control were the Holder to exercise this Warrant on or prior to the closing thereof is then traded or quoted on a nationally recognized securities exchange, inter-dealer quotation system or over- the-counter market, and (iii) following the closing of such Change of Control, the Holder would not be restricted, for more than six (6) months thereafter (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), from publicly re-selling all of the issuer's shares and/or other securities that would be received by the Holder in such Change of Control were the Holder to exercise this Warrant in full on or prior to the closing of such Change of Control.

13. Reservation of Stock. During the Exercise Period, the Company shall reserve and keep available from its authorized and unissued shares of Capital Stock, for the purpose of effecting the exercise of this Warrant, such number of Shares as shall from time to time be sufficient to effect the exercise of the rights under this Warrant.

14. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional Shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional Shares the number of Shares to be issued shall be rounded up (if 0.5 or over) or down to the nearest whole share.

15. Representations and Warranties of the Company. The Company represents and warrants to the Holder as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

(b) The execution and delivery of this Warrant has been duly and properly authorized by all requisite corporate action of the Company, the Board of Directors and the Company's stockholders, and no consent of any other person is required as a prerequisite to the validity and enforceability of this Warrant that has not been obtained. The Company has the full legal right, power and authority to execute and deliver this Warrant and to perform its obligations hereunder. The Shares, when issued and delivered in accordance with the terms and for the

consideration set forth in this Warrant, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws.

(c) The Company is not a party to or otherwise subject to any contract or agreement that restricts or otherwise affects its right to execute and deliver this Warrant or to perform its obligations hereunder (including the issuance of the Shares), except where all necessary consents or waivers have been obtained. After giving effect to all consents, approvals and waivers that the Company has obtained, neither the execution, delivery nor performance of this Warrant (including the issuance of the Shares) will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, result in any violation of, result in the creation of any lien upon any properties of the Company under, require any consent, approval or other action by or notice to or filing with any court or governmental body pursuant to, the Company's Certificate of Incorporation or bylaws, any award of any arbitrator or any agreement, instrument or law to which the Company is subject or by which it is bound.

(d) The issuance of this Warrant is, and assuming the continuing accuracy of the Holder's representations and warranties herein and no change in applicable law, the issuance of the Shares upon exercise of this Warrant will be, exempt from registration and qualification under applicable federal and state securities laws.

16. Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

(a) This Warrant and the Shares issuable upon exercise hereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering within the meaning of the Securities Act.

(b) The Holder understands that this Warrant and the Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(a)(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempted from such registration.

(c) The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of this Warrant and the Shares purchasable pursuant to the terms of this Warrant.

(d) The Holder is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act and is able to bear the economic risk of the purchase of the Shares.

17. Restrictive Legend.

The Shares (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

And, if then applicable, a legend in substantially the following form:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN THAT CERTAIN WARRANT TO PURCHASE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

18. Compliance with Securities Laws on Transfer. This Warrant and the Shares issued upon exercise hereof, may not be transferred or assigned in whole or in part except with the prior written consent of the Company and in compliance with applicable federal and state securities laws (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to an Affiliate of Holder; provided that any such transferee is an "accredited investor" as defined in Regulation D promulgated under the Securities Act. In connection with any such transfer, Holder will give the Company notice of the portion of the Warrant and/or Shares being transferred with the name, address and taxpayer identification number of the transferee, and Holder will surrender this Warrant, or the certificates or other evidence of such Shares, to the Company for reissuance to the transferee(s) (and to Holder if applicable); and provided further, that any transferee shall make substantially the representations set forth in Section 16 above and shall agree in writing with the Company to be bound by all of the terms and conditions of this Warrant; and provided further, that the transfer of any Shares issued on exercise hereof shall be subject to the provisions of any stockholder agreement or voting agreement to the extent the Company is then a party thereto.

19. Expiration of Warrant; Notice. Subject to Section 6, this Warrant shall expire and no longer be exercisable upon the earliest of (a) the consummation of an IPO, (b) the consummation of a Cash/Public Acquisition, and (c) 5:00 p.m. Pacific time on the five (5) year anniversary of the closing of the Equity Financing. The Company will provide the Holder with at least seven (7) Business Days' prior written notice of any expiration of this Warrant, whether pursuant to this Section 19 or otherwise.

20. Notices. All notices hereunder shall be effective when given, and shall be deemed to be given upon receipt or, if earlier, (a) one Business Day after facsimile or email transmission, (b) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, to the address below, (c) upon delivery, if delivered

by hand, or (d) one Business Day after the Business Day of deposit with Federal Express or similar overnight courier, freight prepaid, and shall be addressed:

(a) if to the Holder, to the address set forth on the signature page hereto, and

(b) if to the Company, to the address set forth on the signature page hereto,

or at such other address as the Company or the Holder shall have furnished to the other party pursuant to the terms of this Section 20.

21. "Market Stand-Off" Agreement. The Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Capital Stock (or other securities) of the Company held by the Holder (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the registration statement for the Company's initial public offering filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on(1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), provided that all officers and directors of the Company and all holders of at least one percent (1%) of the Company's voting securities are bound by and have entered into similar agreements. The Company may impose a stop-transfer order with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. The Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section.

22. Governing Law. This Warrant shall be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of any jurisdiction.

23. Rights and Obligations Survive Exercise of Warrant. Unless otherwise provided herein and to the extent applicable, the rights and obligations of the Company, of the Holder and of the holder of the Shares issued upon exercise of this Warrant, shall survive the exercise of this Warrant.

24. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holder. Waiver by the Holder of a breach of any provision of this Warrant will not operate as a waiver of any other or subsequent breach.

25. Counterparts. This Warrant may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

The Company has caused this Warrant to be issued as of the date first written above.

COMPANY

THE FARM PROJECT, PBC
a Delaware public benefit corporation

By: ______________________________
Name: Jacob Pechenik
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED:

HOLDER:

By:______________________________
Name:
Title:

Address:

Email:

EXHIBIT A

TO: The Farm Project, PBC

NOTICE OF EXERCISE

1. The undersigned hereby elects to purchase ______________________ shares of _______________ pursuant to the terms of the attached Warrant.

2. Method of Exercise (Please initial the applicable blank):

□ The undersigned elects to exercise the attached Warrant by means of a cash payment, and tenders herewith payment in full for the Exercise Price of the Shares being purchased, together with all applicable transfer taxes, if any.

□ The undersigned elects to exercise the attached Warrant by means of the net exercise provisions of <u>Section 5</u> of the Warrant.

3. Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:

____

(Name)

____

____

Address

4. The undersigned hereby represents and warrants that the aforesaid Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.

_____________________________ _____________________________

(Date) (Signature

____

(Name)

____

(Title)